Exhibit 12.1

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Schedule of computation of Ratio and Earnings to Fixed Charges and Preferred Stock Dividends
(Dollars in thousands, except ratios)

	Quarter ended March 31		Years ended December 31
	2009		2008(1)		2007		2006		2005		2004
Earnings:
Income before discontinued operations	$21,088		$81,875		$42,349		$32,738		$47,266		$72,485
Gain on sales of real estate	-		(4,578)		-		-		(6,391)		(7,909)
Noncontrolling interest	4,942		22,255		19,999		18,783		20,699		28,106
Interest expense	20,203		85,063		81,993		75,017		72,096		61,623
Total earnings	$46,233		$184,615		$144,341		$126,538		$133,670		$154,305

Fixed charges:
Interest expense	$20,203		$85,063		$81,993		$75,017		$72,096		$61,623
Capitalized interest	3,228		10,908		5,134		3,913		1,100		1,997
Preferred stock dividends	1,826		9,241		9,174		5,145		1,953		1,952
Perpetual preferred unit distributions	1,575		9,909		10,238		10,238		10,238		14,175
Total fixed charges and preferred stock dividends	$26,832		$115,121		$106,539		$94,313		$85,387		$79,747

Ratio of earnings to fixed charges (excluding preferred stock dividends and preferred unit distributions)	1.97	X	1.92	X	1.66	X	1.60	X	1.83	X	2.43	X

Ratio of earnings to combined fixed charges and preferred stock dividends	1.72	X	1.60	X	1.35	X	1.34	X	1.57	X	1.93	X

(1)
The results of operations for 2008 have been reclassified to reflect discontinued operations for properties sold subsequent to December 31, 2008, and the results of operations for 2004 through 2007 have not been reclassified.